Biomerica, Inc.

17571 Von Karman Avenue

Irvine, California 92614

(949) 645-2111

September 29, 2023

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Josh Gorsky

Re:	Biomerica, Inc. Acceleration Request
Registration Statement on Form S-3
Filed on September 28, 2023
File No. 333-274729

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above referenced Registration Statement be accelerated so that the same will become effective at 5:30 P.M. Eastern Time on September 29, 2023.

Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Christopher D. Ivey, an attorney with the undersigned’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4121 or via email at civey@sycr.com. We respectfully request that you contact Mr. Ivey via telephone as soon as the above referenced Registration Statement has been declared effective.

Sincerely,

BIOMERICA, INC.

/s/ Zackary Irani
Zackary Irani
Chairman & Chief Executive Officer

cc:

Stradling Yocca Carlson & Rauth, P.C.

Christopher D. Ivey, Esq.